Exhibit 99.1

St. John's, NL – December 23, 2020

TUCSON ELECTRIC POWER RECEIVES DECISION

IN GENERAL RATE APPLICATION

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced that the Arizona Corporation Commission ("ACC") has approved new rates in Tucson Electric Power's ("TEP") general rate application effective January 1, 2021.

The ACC approved rate base of US$2.7 billion, including approximately US$1.2 billion invested since the last rate order. The ACC also approved an allowed return on equity of 9.15% and equity capital structure of 53% compared to an allowed return on equity and equity capital structure previously of 9.75% and 50%, respectively. The decision includes a 0.20% return on the fair value increment.

TEP has been upgrading its transmission and distribution systems to serve the Tucson area's expanding population, support economic growth and meet its customers' evolving energy needs. TEP investments provide safe and reliable service to customers while transitioning to a cleaner, more flexible and resilient energy portfolio.

Yesterday's decision supports reliable, sustainable and affordable service to customers in Tucson, Arizona. As TEP embarks on a cleaner energy future and shifts to renewable generating resources, customers will benefit from this energy transition while realizing continued reliability and affordability.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $56 billion as at September 30, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For further information contact

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

248.946.3572

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Vice President, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com